# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Massimo Group, CIK 0001952853
CUSIP: 57628N101
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 3101 W Miller Road, Garland, Texas (TX), 75041
Date of event which requires filing of this statement: 06/20/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002048344

## Reporting persons
- Asia International Securities Exchange Co., Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 399,999; shared voting power 0; sole dispositive power 399,999; shared dispositive power 0; aggregate amount beneficially owned 399,999 (1% of the class)
  Comment: The percentage in Row 11 is based upon 41,640,950 shares of common stock (the "Common Stock") of Massimo Group (the "Issuer") outstanding as of September 30, 2025 as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 7, 2025.
  
  Asia International Securities Exchange Co., Ltd. ("AISE") previously held 4,330,000 shares of Common Stock of the Issuer. As a result of a sale and private transfers on January 10, 2025, March 27, 2025 and June 20, 2025, AISE now holds 399,999 shares of Common Stock. As of the date of this Schedule 13G, AISE no longer holds over 5% of the shares of Common Stock outstanding.

## Item 1. Issuer
Name of issuer: Massimo Group
Address of issuer's principal executive offices: 3101 W Miller Road, Garland, Texas 75041

## Item 2. Person Filing
Name of person filing: Asia International Securities Exchange Co., Ltd.
Address of principal business office or, if none, residence: c/o Hermes Corporate Services Ltd., Fifth Floor, Zephyr House, 122 Mary Street, George Town, P.O. Box 31493, Grand Cayman KY1-1206, Cayman
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 399,999
Percent of class:
1.0%

The percentage in this Item 4(b) is based upon 41,640,950 shares of Common Stock outstanding as of September 30, 2025 as reported on the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 7, 2025.

AISE previously held 4,330,000 shares of Common Stock of the Issuer. As a result of a sale and private transfers on January 10, 2025, March 27, 2025 and June 20, 2025, AISE now holds 399,999 shares of Common Stock. As of the date of this Schedule 13G, AISE no longer holds over 5% of the shares of Common Stock outstanding.
Sole power to vote or to direct the vote: 399,999
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 399,999
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Asia International Securities Exchange Co., Ltd.: /s/ Jun Liu, Jun Liu, Director of Asia International Securities Exchange Co., Ltd. (02/09/2026)